90 Park Avenue

New York, NY 10016

212-210-9400

Fax: 212-922-3986

www.alston.com

Mark F. McElreath	Direct Dial: 212-210-9595	E-mail: mark.mcelreath@alston.com

April 2, 2014

VIA: UPS and EDGAR

Mr. Jeffrey P. Riedler

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	XTL Biopharmaceuticals Ltd. Registration Statement on Form F-3 Filed March 5, 2014 File No. 333-194338

Dear Mr. Riedler:

At the request and on behalf of our client, XTL Biopharmaceuticals Ltd. (the “Company”), we hereby submit the following response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) received by letter on March 14, 2014, relating to the Company’s Registration Statement on Form F-3 (File No. 333-194338) (the “Form F-3”). The response has been prepared by the Company with our assistance.

Comment:

General

1. Please file an amendment to this registration statement that includes a signed auditor’s consent.

Response:

We have filed an amendment on Form F-3/A to the Form F-3 that includes a signed auditor’s consent. The Form F-3/A was filed on April 2, 2014.

The Company has authorized us to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form F-3; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form F-3; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

Sincerely,

/s/ Mark F. McElreath

Mark F. McElreath

Cc:	Josh Levine

Chief Executive Officer

XTL Biopharmaceuticals Ltd.

David Kestenbaum

Chief Financial Officer and Chief Accounting Officer

XTL Biopharmaceuticals Ltd.

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